UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Battalion Oil Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o Gen IV Investment Opportunities, LLC
1700 Broadway, 35th Floor
New York, New York 10019
(212) 547-2914

With a copy to:
Crosby Scofield
Vinson & Elkins LLP
845 Texas Avenue, Suite 4700
Houston, Texas 77002
713-758-3276
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d‑1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
GEN IV INVESTMENT OPPORTUNITIES, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,419,006 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,419,006 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,419,006 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV, (ii) 666,763 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 1,118,548 shares of Common Stock issuable upon conversion or redemption of 7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 1,118,008 shares of Common Stock issuable upon conversion or redemption of 6,630 shares of Series A-2 Preferred Stock issued to Gen IV pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 555,731 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-3 Preferred Stock issued to Gen IV pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 590,187 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-4 Preferred Stock issued to Gen IV pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,456,563 shares of Common Stock outstanding as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 666,763 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV, (b) 1,118,548 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV, (c) 1,118,008 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock owned directly by Gen IV, (d) 555,731 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-3 Preferred Stock owned directly by Gen IV and (e) 590,187 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Gen IV.

1	NAMES OF REPORTING PERSONS
LSP GENERATION IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,419,006 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,419,006 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,419,006 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV, (ii) 666,763 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 1,118,548 shares of Common Stock issuable upon conversion or redemption of 7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 1,118,008 shares of Common Stock issuable upon conversion or redemption of 6,630 shares of Series A-2 Preferred Stock issued to Gen IV pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 555,731 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-3 Preferred Stock issued to Gen IV pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 590,187 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-4 Preferred Stock issued to Gen IV pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,456,563 shares of Common Stock outstanding as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 666,763 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV, (b) 1,118,548 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV, (c) 1,118,008 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock owned directly by Gen IV, (d) 555,731 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-3 Preferred Stock owned directly by Gen IV and (e) 590,187 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Gen IV.

1	NAMES OF REPORTING PERSONS
LSP INVESTMENT ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,419,006 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,419,006 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,419,006 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The number of shares reported above includes (i) 2,369,769 shares of Common Stock owned directly by Gen IV, (ii) 666,763 shares of Common Stock issuable upon conversion or redemption of 5,138 shares of Series A Preferred Stock issued to Gen IV pursuant to the Series A Purchase Agreement (as discussed in Item 3), (iii) 1,118,548 shares of Common Stock issuable upon conversion or redemption of 7,810 shares of Series A-1 Preferred Stock issued to Gen IV pursuant to the Series A-1 Purchase Agreement (as discussed in Item 3), (iv) 1,118,008 shares of Common Stock issuable upon conversion or redemption of 6,630 shares of Series A-2 Preferred Stock issued to Gen IV pursuant to the Series A-2 Purchase Agreement (as discussed in Item 3), (v) 555,731 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-3 Preferred Stock issued to Gen IV pursuant to the Series A-3 Purchase Agreement (as discussed in Item 3) and (vi) 590,187 shares of Common Stock issuable upon conversion or redemption of 3,789 shares of Series A-4 Preferred Stock issued to Gen IV pursuant to the Series A-4 Purchase Agreement (as discussed in Item 3). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person hereto that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)
Based on (i) 16,456,563 shares of Common Stock outstanding as of May 13, 2024, in reliance on the representation made by the Issuer in the Series A-4 Purchase Agreement, plus (ii) (a) 666,763 shares of Common Stock issuable upon conversion or redemption of the shares of Series A Preferred Stock owned directly by Gen IV, (b) 1,118,548 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-1 Preferred Stock owned directly by Gen IV, (c) 1,118,008 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-2 Preferred Stock owned directly by Gen IV, (d) 555,731 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-3 Preferred Stock owned directly by Gen IV and (e) 590,187 shares of Common Stock issuable upon conversion or redemption of the shares of Series A-4 Preferred Stock owned directly by Gen IV.

EXPLANATORY NOTE

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 18, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed with the SEC on March 30, 2023, Amendment No. 2 thereto, filed with the SEC on September 8, 2023,  Amendment No. 3 thereto, filed with the SEC on December 19, 2023, Amendment No. 4 thereto, filed with the SEC on March 29, 2024, and Amendment No. 5 thereto, filed with the SEC on May 15, 2024 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 6 is filed solely to correct an inadvertent error in the percentage of the Issuer’s outstanding shares reported as beneficially owned by the Reporting Persons in Amendment No. 5, and not as a result of any transaction in the securities of the Issuer.

Item 1.	Security and Issuer.

This Amendment No. 6 relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Battalion Oil Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 820 Gessner Road, Suite 1100, Houston, TX 77024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 20, 2024

Gen IV Investment Opportunities, LLC

	By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer

LSP Generation IV, LLC

	By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer

LSP Investment Advisors, LLC

	By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer and Associate General Counsel